SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 23, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated May 23, 2017: Resolutions of the Nokia Annual General Meeting 2017

Resolutions of the Nokia Annual General Meeting 2017

Nokia Corporation

Stock Exchange Release

May 23, 2017 at 18:15 (CET +1)

Resolutions of the Nokia Annual General Meeting 2017

Espoo, Finland -The Annual General Meeting (“AGM”) of Nokia Corporation was held on May 23, 2017 and adopted the following resolutions:

Dividend

The AGM resolved to distribute a dividend of EUR 0.17 per share for the financial year 2016. The ex-dividend date is on May 23, 2017 at New York Stock Exchange and on May 24, 2017 at Nasdaq Helsinki and Euronext Paris. The dividend record date is on May 26, 2017 and the dividend is expected be paid on or about June 9, 2017. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Members of the Board of Directors and Board Committees elected

The AGM resolved to elect ten members to the Board of Directors of Nokia (“Board”). The following members of the Board were re-elected for a term ending at the close of the Annual General Meeting in 2018: Bruce Brown, Louis Hughes, Jean Monty, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh. In addition, Jeanette Horan and Edward Kozel were elected as new members of the Board for the same term. The qualifications and career experience of the elected Board members are available at http://www.nokia.com/en_int/investors/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Risto Siilasmaa as Chair of the Board, and Olivier Piou as Vice Chair of the Board. The Board also elected the members of the Board committees. Elizabeth Nelson was elected as Chair and Jeanette Horan, Louis Hughes, Edward Kozel and Carla Smits-Nusteling as members of the Audit Committee. Bruce Brown was elected as Chair and Jean Monty, Olivier Piou and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chair and Bruce Brown, Olivier Piou and Kari Stadigh as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board for the term ending at the Annual General Meeting in 2018: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, the AGM resolved that the Chairs of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 30 000, and other members of the Audit Committee an additional annual fee of EUR 15 000 each. The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all the other Board members except the Chair of the Board. The meeting fee would be paid for a maximum of seven meetings per term.

In addition, the AGM also resolved, in line with company’s Corporate Governance Guidelines, that approximately 40% of the annual remuneration will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The Board members shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The meeting fee will be paid in cash.

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the auditor for Nokia for the fiscal year 2017.

The AGM authorized the Board to resolve to repurchase a maximum of 560 million Nokia shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company and the Board expects them to be cancelled. In addition, shares may be repurchased in order to meet obligations arising from debt financial instruments that are exchangeable into equity instruments, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until November 23, 2018 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on June 16, 2016.

The AGM also resolved to authorize the Board to issue a maximum of 560 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until November 23, 2018 and it terminated the corresponding authorization granted by the Annual General Meeting on June 16, 2016. The authorization did not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, including the creation of the new Nokia Shanghai Bell joint venture and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, including the creation of the new Nokia Shanghai Bell joint venture, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal